UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  November 14, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

1

Interim Report to Shareholders for Period Ending September 30, 2005

2

Form 52-109FT1 - CEO Certification of Interim Filings During Transition Period

Form 52-109FT1 - CFO Certification of Interim Filings During Transition Period

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

November 14, 2005

President and Chief Executive Officer